INDOSAT’S 2006 ANNUAL REPORT AND 2006 ANNUAL REPORT ON FORM 20-F  ARE AVAILABLE ON THE COMPANY’S WEBSITE

Jakarta, 16 May 2007, PT Indosat Tbk. (“Indosat” or “Company”) announced today that subsequent to the filing of the Company’s 2006 Annual Report (“Annual Report”) and the Company’s 2006 Annual Report on Form 20-F (“20F”), both documents are already  available on the internet at http://www.indosat.com/indosat_annual and http://www.indosat.com/indosat_annual20F, respectively.

If the shareholders does not have access to the internet and like to obtain a hard copy of the Company’s Annual Report and 20F, they may request to:

Investor Relations Division

Headquarters

PT Indosat Tbk

Jl. Medan Merdeka Barat No. 21,

2nd Fl, Front Tower

Jakarta 10110

Phone

: +62-21-3869 615

Fax

: +62-21-3804 045

Email

:  investor@indosat.com

ADR Holders may request a hard copy of the Annual Report to:

Proxy Services Corporation

200 A Executive Drive

Edgwood, NY 11717

USA

Attention:  Greg Penn (Annual Report)

Or by calling the toll free number 1-800-555-2470.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunications or fixed voice service (IDD service such as IDD 001, IDD 008 and FlatCall 01016 and fixed wireless access such as StarOne and I-Phone). Indosat also provides fixed data (MIDI) services through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3.5 G cellular service with HSDPA technology. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Website : http://www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.